January 26, 2018

Via EDGAR

Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                                   Cactus, Inc.
Registration Statement on Form S-1
Correspondence dated January 22, 2018
File No. 333-222540

Ladies and Gentlemen:

Set forth below is the response of Cactus, Inc. (the “Company,” “we,” “us,” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 26, 2018 with respect to the Registration Statement on Form S-1 (File No. 333-222540) of the Company (the “Registration Statement”) and the Company’s correspondence with the Staff, dated January 22, 2018 (the “Correspondence”), setting forth its expected offering terms of the initial public offering (the “Offering”) of Class A common stock, par value $0.01 per share (the “Common Stock”).

For the Staff’s convenience, each of our responses are prefaced by the exact text of the Staff’s comments in bold text. All references to page numbers correspond to Exhibit A hereto, which includes a proposed marked copy of those pages of the Registration Statement that will be affected by the responses set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement. The proposed bona fide range of $16.00 to $19.00 per share of Common Stock and the number of shares of Common Stock to be offered and sold to the public in the Offering remain unchanged from the Correspondence.

As discussed with members of the Staff, this information is initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the initial public offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Securities and Exchange Commission     January 26, 2018, Page 2

Dilution, page 49

1.                        Please provide us with a reconciliation of the pro forma net tangible book value and adjusted pro forma net tangible book value amounts shown in this section to your pro forma financial statements. In your response, clarify which pro forma adjustments related to the corporate reorganization, but not directly related to the offering proceeds are excluded from these amounts. Refer to Item 506 of Regulation S-K.

Response: The Company notes that it erroneously accounted for the $7.8 million in goodwill in the net tangible book value calculation by subtracting it from Members’ (Deficit), which had the effect of decreasing the deficit instead of increasing the deficit.  This caused the net tangible book value to be higher than it should be.  The Company has corrected the error in calculation and made the following revisions to the Dilution section on page 49 of the Registration Statement:  (i) net tangible book value, after giving pro forma effect to the corporate reorganization transactions, other than the issuance of the shares of Class A common stock, was reduced by $15.7 million from $(51.3) million (or $(0.96) per share of Class A common stock) to $(67.0) million (or $(1.25) per share of Class A common stock) and (ii) adjusted pro forma net tangible book value after giving effect to the sale of the shares in the offering and the receipt of the assumed net proceeds was reduced by $8.7 million (or $0.21 per share of Class A common stock) from $291.1 million (or $3.98 per share) to $282.4 million (or $3.77 per share of Class A common stock).  The immediate increase in net tangible book value was increased by $0.08 per share of Class A common stock from $4.94 to $5.02 per share of Class A common stock.  The immediate dilution to new investors in the offering was increased by $0.21 per share of Class A common stock from $13.52 to $13.73 per share of Class A common stock.  Footnote (1) to the dilution table on page 49 of Exhibit A hereto was also revised accordingly. In addition, page 37 of Exhibit A hereto was revised to reflect immediate and substantial dilution of $13.73 per share.

The Company notes that there are no pro forma adjustments related to the corporate reorganization that are excluded from these corrected amounts, presented in page 49 of Exhibit A hereto.

The requested reconciliation is set forth in the table on Annex 1 hereto.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

Note 2. Pro Forma Adjustments and Assumptions, page F-8

2.                        Expand your disclosure to clarify the basis for the income tax expense adjustment (j), and provide us with the calculation supporting the adjustment. Additionally, provide us with further detail to support the allocation of net income (loss) attributable to Cactus, Inc. and the non-controlling interests.

Response:  We have revised the Registration Statement as requested.  Please see page F-10 of Exhibit A hereto.  The revised disclosure clarifies the basis for income tax expense adjustment (j) to the pro forma financial statements.  As revised, income tax expense adjustment (j) will clarify that the pro forma adjustment for income tax expense for the nine months ended September 30, 2017 of $5.9 million represents tax expense on income that will be taxable in jurisdictions after the corporate reorganization that previously has not been taxable.  The adjustment is calculated as pro forma income before income taxes of $55.6 million multiplied by the ownership percentage of the controlling interest of 28.6% and multiplied by the blended statutory rate of 37%.  This result is added to the historical income tax expense of $0.9 million which would still be incurred after our corporate reorganization to derive pro forma income tax expense.  The pro forma adjustment for income tax expense for the year ended December 31, 2016 of $1.3 million represents tax expense on income that will be taxable in jurisdictions after our corporate reorganization that previously has not been taxable.  The adjustment is calculated as pro forma income before income taxes of $4.6 million multiplied by the ownership percentage of the controlling interest of 28.6% and multiplied by the blended statutory rate of 37%.  This result is added to the historical income tax expense of $0.8 million which would still be incurred after our reorganization to derive pro forma income tax expense.

The table below sets forth further detail to support the allocation of pro forma net income (loss) attributable to Cactus, Inc. and the noncontrolling interest for the nine months ended September 30, 2017 and the year ended December 31, 2016 (in thousands).

Nine Months Ended September 30, 2017:

	Shares Purchased		Net Income (Loss)
	Number	Percent	Amount	Percent
Existing Shareholders (Noncontrolling Interest)	53,461	71.4%	$34,841	71.4%
New Investors (Cactus, Inc.)	21,429	28.6%	13,965	28.6%
	74,890	100.0%	48,806	100%

Year Ended December 31, 2016:

	Shares Purchased		Net Income (Loss)
	Number	Percent	Amount	Percent
Existing Shareholders (Noncontrolling Interest)	53,461	71.4%	$2,328	71.4%
New Investors (Cactus, Inc.)	21,429	28.6%	933	28.6%
	74,890	100.0%	3,261	100%

[Signature page follows.]

Please direct any questions you have with respect to the foregoing to, or if any additional information is required by the Staff please contact Adorys Velazquez of Vinson & Elkins L.L.P. at (212) 237-0036.

Very truly yours,

/s/ Scott Bender
Scott Bender
President and Chief Executive Officer
Cactus, Inc.

cc:        Mike Rosenwasser, Vinson & Elkins L.L.P.

Adorys Velazquez, Vinson & Elkins L.L.P.

J. David Kirkland, Jr., Baker Botts L.L.P.

Andrew J. Ericksen, Baker Botts L.L.P.